David L. Ficksman ● (310) 789-1290 ● dficksman@troygould.com	File No. 03671-0001

October 12, 2017

VIA FEDERAL EXPRESS AND EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention: Caleb French

Re:	Bone Biologics Corporation Post-Effective Amendment to Form S-1 Filed September 8, 2017 File No. 333-212892 Post-Effective Amendment to Form S-1 Filed September 8, 2017 File No. 333-200156

Ladies and Gentlemen:

By letter dated October 4, 2017, the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) provided Bone Biologics Corporation (the “Company”) with a comment on the Company’s Post-Effective Amendments to Form S-1 described above.

This letter contains the Company’s response to the Staff’s comment. The numbered response and the heading set forth below correspond to the numbered comments and heading in the Staff’s letter dated October 11, 2017.

The Company has revised the Registration Statements in response to the Staff’s comments and concurrently is filing post-effective Amendments to the Registration Statements (the “Amended Registration Statements”). In addition to changes made in response to the Staff’s comments, the Amended Registration Statements contain some updated information that appeared in the Registration Statements, none of which is material in the Company’s view.

To facilitate the Staff’s review of the Amended Registration Statements, we are providing supplementally with this letter a blacklined copy of the Registration Statements marked to show changes from the applicable Registration Statement.

Securities and Exchange Commission

October 12, 2017

1. We note your prospectus cover discloses that shares of your common stock are quoted on the OTC Pink and that the selling shareholders may sell the shares in negotiated transactions, at market prices prevailing at the time of sale or at negotiated prices. Being quoted on the OTC Pink does not satisfy the requirement that there be an established public trading market in order for selling shareholders to offer their shares at other than a fixed price. Therefore, please revise your post-effective amendments to reflect the fixed price at which the shares will be offered, or advise.

COMPANY’S RESPONSE

The Common Stock of the Company is currently trading on the OTCQB market. Accordingly, the Company believes that the disclosure in the Registration Statements regarding the sales price of the shares is accurate. The Company has amended the Registration Statements to indicate that the shares are trading on the QTCQB market rather than the QTC Pink.

The Company is responsible for the adequacy and accuracy of the disclosure in the filing. The Company acknowledges that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * *

If you have any questions regarding this response, please direct them to the undersigned at (310) 789-1290 or at dficksman@troygould.com.

Very truly yours,

/s/ David L. Ficksman
David L. Ficksman

DLF

cc:	Deina Walsh
Stephen LeNeve
Jeffrey Frelick